

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2024

Tsz Keung Chan
Chief Executive Officer
Rich Sparkle Holdings Ltd
Portion 2, 12th Floor, The Center
99 Queen's Road Central
Hong Kong

> **Re: Rich Sparkle Holdings Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted September 13, 2024**
> **CIK No. 0002031688**

Dear Tsz Keung Chan:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted September 13, 2024

Cover Page

1. Please revise to clearly acknowledge that Chinese regulatory authorities could disallow your holding company structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

2. Please revise to clearly state that there are legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong, and make clear whether these risks could result in a material change in your operations

and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, please revise to include additional cross-references to individual risk factors related to your operations in Hong Kong.

3. Revise to provide a more detailed description of how cash is transferred through your organization. Additionally, please state whether there have been any transfers, dividends, or distributions made to date from the holding company or its subsidiaries to investors, as we note that your disclosure speaks only to transfers of cash, dividends, and distributions between the holding company and subsidiaries. Lastly, please revise your disclosure regarding transfers of cash to cover up to the date of the prospectus, as you have done for "dividends and distributions."

4. Disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S. or foreign exchange. In this regard, we note that your disclosure focuses only on PRC-specific regulations without also addressing Hong Kong-specific regulations.

Conventions that Apply to this Prospectus, page ii

5. We note that your definition of China and the PRC excludes Hong Kong and Macau. Please clarify, either in the definition itself or in an appropriate discussion of legal and operational risks, that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong.

Prospectus Summary, page 1

6. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Corporate History and Structure, page 2

7. Please revise the diagram of your corporate structure to identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Consider adding footnote or narrative disclosure as applicable.

Summary of Risk Factors
Risks Relating to Doing Business in Hong Kong and the PRC, page 3

8.   Where you state that the PRC government "may intervene or influence [y]our operations," please revise to acknowledge further that such intervention or influence may happen at any time. Make conforming revisions to the risk factor at page 15. Additionally, please revise so that each summary risk factor in this section includes a cross-reference to the relevant individual detailed risk factor, including page number.

9.   State here and in the risk factors, as you have on the cover page, that to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.

Permission Required From Hong Kong and Chinese Authorities, page 9

10.   Please revise to affirmatively identify the "requisite permissions or approvals from the Hong Kong authorities" that you and your subsidiaries must obtain to operate your business, and where you state that all such permissions and approvals have been received, please also state whether any permissions or approvals have been denied.

11.   Please revise to clarify whether you have relied upon an opinion of counsel with respect to each of your conclusions regarding permissions and approvals from Hong Kong and PRC authorities to operate your business and offer securities to investors. For example, you state that you have been "advised by" your Hong Kong counsel rather than clear indication of an opinion. Additionally, it appears that you are not relying on an opinion of counsel regarding your conclusion that you and your subsidiaries do not need any permissions and approvals from PRC authorities, including the Cyberspace Administration of China (CAC) or the China Securities Regulatory Commission (CSRC). If true, state as much and explain why such an opinion was not obtained.

Risk Factors
Risks Related to Doing Business in Hong Kong and the PRC, page 15

12.   In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your risk factor disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Additionally, include risk factor disclosure explaining whether there are laws or regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Industry, page 68

13.   We note your disclosure that this section contains information from an industry report commissioned by you and prepared by CIC. Please file as an exhibit to the registration statement the consent of CIC required by Rule 436 under the Securities Act.

Business
Overview, page 82

14.   Please provide additional detail regarding the "provision of co-working space" that you describe as a service offered to your customers. Clarify where such space is located and whether you own or lease such space, and explain how this service fits into the revenue categories of "financial printing services," "advisory services," and "other services" discussed at page 58.

Our Competitive Strengths, page 83

15.   Where you discuss your "broad and diverse customer base," please contextualize your statement that you have "over 160 customers" by disclosing the relevant measurement date or period for such amount. For example, explain whether this is the number of customers you have had since formation, during a particular financial period, or something else. Provide similar disclosure where you identify "large customer base" as a competitive strength at page 1 of the prospectus summary.

Growth Strategies, page 84

16.   Please discuss the costs and timing associated with the growth strategies identified in this section. For example, clarify the anticipated costs associated with "procur[ing] [AI technologies] from third-party information technologies vendors" and "recruit[ing] staff to support our expansion," and disclose when you expect to commence providing financial printing services in the United States. Ensure that any risks associated with these growth strategies are properly addressed.

Operation, page 86

17.   Please elaborate on the role of third party subcontractors within your business operations and the extent to which you rely on them to provide services to customers. In this regard, we note your disclosure at page 27 that if suppliers "are unavailable to provide services to us...our operations, business, reputation, and profitability may be adversely affected," as well as the fact that "subcontracting fee" comprised 39.5% and 45.1% of cost of services for the six months ended March 31, 2024 and year ended September 30, 2023, respectively. Disclose whether you have any standing contractual arrangement with the supplier that accounted for over 10% of total cost of revenue for the six months ended March 31, 2024 and if so, disclose the material details of such arrangement and file any related agreements as exhibits, or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Management
Directors and Executive Officers, page 91

18.   Expand your biographical disclosure for Ka Wo Ng to provide additional information regarding his experience and qualifications, including his business experience, functions, and areas of experience in the company and any principal business activities performed outside the company. Refer to Item 6.A of Form 20-F.

Employment Agreements and Director Agreements, page 92

19.   You state that you "will enter" into employment agreements with each of your executive officers, but also that these individuals "have agreed" to serve as executive officers for a period of three years. Please clarify whether these employment agreements have been entered into, and file them as exhibits to the registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Related Party Transactions, page 98

20.   Please revise to provide the information called for by Item 7.B of Form 20-F with respect to each related party transaction required to be disclosed in this section. In this regard, we note that you have disclosed a related party balance as of certain dates without discussing the underlying loans and/or other transactions (i.e., the "advances from the related company") that resulted in such balance. Please also ensure that any outstanding amount due to Superb Prospect Group Ltd. is also disclosed as of the most recent practicable date.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

21.   We note from your disclosure on Note 14 that you earn revenue from Advisory Services and Others. Please revise your disclosure to state your recognition policy for each of these revenue streams.

22.   We note from your disclosure on page 87 that you provide services such as typesetting, translating, designing, printing and advisory services. Please tell us whether these services are always provided together as a unit, or if these services can be or have been provided on an individual basis. In addition, we note that many of these services are fulfilled by a third party. Please provide us with your "principle vs. agent" analysis for each of your revenue streams. Please refer to the guidance in ASC 606-10-50-12(c) and ASC 606-10-55-36 through 40.

General

23.   We note from your disclosure at pages 52 and F-7 that 25 Series A preferred shares were issued to FCGM Strategic Investment Pte. Ltd. in July 2024, although it appears that these may be converted into ordinary shares prior to the consummation of the offering. If you will have an authorized dual- or multi-class capital structure at the time of the IPO, please revise to briefly describe such structure and the different authorized classes of stock in the prospectus cover page, summary, risk factors, and capitalization sections. Explain the nature of any disparate voting or other material rights associated with the classes.

24.   We note that a key growth strategy and use of offering proceeds is incorporation of generative artificial intelligence features into your products and services. Please revise to include a definition of "artificial intelligence" within the context of your business, and include an appropriate risk factor addressing the material risks that use of generative artificial intelligence pose to your business, operations, and financial

condition, as appropriate. Additionally, where you discuss your artificial intelligence growth strategy at pages 53 and 84, elaborate on your disclosure that these technologies will allow you to "generate content that aligns with...regulatory standards," "detect and correct errors in financial documents with high precision," and "ensur[e] compliance with regulatory guidelines," which may be read to imply that artificial intelligence will result in expansion of your services beyond "typesetting, proofreading, translation, design, and printing." Please clarify whether, for example, you will assume increased responsibility for the substantive content of your clients' regulatory filings upon utilizing these tools.

25. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Venick